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          FORM 3                                        OMB APPROVAL
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                                                OMB Number:         3235-0104
                                                Expires:              Pending
                                                Estimated average burden
                                                hours per response        0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1.  Name and Address of Reporting Person*

     TIBCO Software Inc.
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     (Last)                (First)              (Middle)

     3165 Porter Drive
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                           (Street)

     Palo Alto, CA  94304
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     (City)                (State)              (Zip)
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 2.  Date of Event Requiring Statement
     (Month/Day/Year)

     1/4/02
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 3. IRS Identification Number of Reporting Person, if an entity
    (Voluntary)

    77-0449727
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 4. Issuer Name and Ticker or Trading Symbol

    Talarian Corporation  (NASDAQ:  TALR)
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 5. Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [_] Director                         [X] 10% Owner
    [_] Officer (give title below)       [_] Other (specify below)


           ____________________________________________

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 6. If Amendment, Date of Original
    (Month/Day/Year)

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 7. Individual or Joint/Group Filing
    (Check Applicable Line)

    [X] Form Filed by One Reporting Person
    [_] Form Filed by More than One Reporting Person
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             Table I - Non-Derivative Securities Beneficially Owned

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 1. Title of Security                     2. Amount of Securities       3. Ownership Form:                 4. Nature of Indirect
    (Instr. 4)                               Beneficially Owned            Direct (D) or Indirect (I)         Beneficial Ownership
                                             (Instr. 4)                    (Instr. 5)                         (Instr. 5)
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
   Common Stock, par value                        0 (1)                            0 (1)                            (1)
   $0.001 per share ("Common Stock")
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

/(1)/ TIBCO Software Inc., a Delaware corporation ("TIBCO"), entered into an Agreement and Plan of Merger dated as of January 4, 2002, by and among TIBCO, Panther Acquisition Corporation, a Delaware corporation and newly formed wholly-owned subsidiary of TIBCO ("Merger Sub"), and Talarian Corporation, a Delaware corporation ("Talarian") (the "Merger Agreement"), providing for the merger (the "Merger") of Merger Sub with Talarian. As an inducement for TIBCO to enter into the Merger Agreement and in consideration thereof, certain stockholders of Talarian (collectively, the "Stockholders") entered into a voting agreement with TIBCO dated as of January 4, 2002 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Stockholders have granted to TIBCO, Merger Sub, or any of their respective nominees, an irrevocable proxy to vote such Stockholders' shares of Talarian Common Stock in respect of any matter related to the approval and adoption of the Merger and the Merger Agreement at every meeting of the Talarian stockholders, however called. As a result of this grant of irrevocable proxy to vote, TIBCO may be deemed to beneficially own, for the purposes of determining its status as a 10% holder, 6,988,034 shares of Talarian common stock (of which 311,907 shares are subject to options to purchase Talarian common stock held by the Stockholders). Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by TIBCO that it is the beneficial owner of any of the common stock of Talarian referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.



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FORM 3 (continued)

               Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative  2. Date Exercisable     3. Title and Amount of     4. Conversion    5. Ownership      6.  Nature of
    Security                and Expiration Date     Securities Underlying      or Exercise      Form of            Indirect
    (Instr. 4)              (Month/Day/Year)        Derivative Security        Price of         Derivative         Beneficial
                                                    (Instr. 4)                 Derivative       Security:          Ownership
                            ---------------------------------------------      Security         Direct (D) or      (Instr. 5)
                            Date        Expira-               Amount or                         Indirect (I)
                            Exer-       tion                  Number of                         (Instr. 5)
                            cisable     Date        Title     Shares
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

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:


                     TIBCO Software Inc.

                     By: /s/ Robert P. Stefanski
                        -----------------------------
                     Robert P. Stefanski
                     Executive Vice President, General
                     Counsel and Secretary                    January 11, 2002
                     -----------------------------------  ----------------------
                     **Signature of Reporting Person               Date


   * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
  ** Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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